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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                            (AMENDMENT NO. 2 - FINAL)


                              CARMIKE CINEMAS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.03 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    143436400
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                                 (CUSIP number)


                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010

                                 WITH A COPY TO:

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
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       (Name, address and telephone number of person authorized to receive notices and communications)


                                 AUGUST 3, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                               (Page 1 of 9 pages)

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NY2:\1485379\01\V%4J01!.DOC\76830.0001

----------------------------------------------------------------------------------                --------------------------------
CUSIP No.  143436400                                                                    13D
----------------------------------------------------------------------------------                --------------------------------
---------------------- ----------------------------------------------------------- -----------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Leucadia Investors, Inc.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [_]
                                                                                                                          (b) [x]
---------------------- -----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ---------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- -----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
---------------------- ----------------------------------------------------------- -----------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       New York

----------------------------------- -------- ---------------------------------------------------- --------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
              SHARES
                                    -------- ---------------------------------------------------- --------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 -0-
             OWNED BY
                                    -------- ---------------------------------------------------- --------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
            REPORTING
                                    -------- ---------------------------------------------------- --------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            -0-

---------------------- -------------------------------------------------------------------------- --------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   -0-

---------------------- -----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]

---------------------- -----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

---------------------- ----------------------------------------------------------- -----------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- -----------------------------------------------





                                  Page 2 of 9

----------------------------------------------------------------------------------                --------------------------------
CUSIP No.  143436400                                                                    13D
----------------------------------------------------------------------------------                --------------------------------

---------------------- ----------------------------------------------------------- -----------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Leucadia, Inc.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [_]
                                                                                                                          (b) [x]
---------------------- -----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ---------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- -----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
---------------------- ----------------------------------------------------------- -----------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       New York

----------------------------------- -------- ---------------------------------------------------- --------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
              SHARES
                                    -------- ---------------------------------------------------- --------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 -0-
             OWNED BY
                                    -------- ---------------------------------------------------- --------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
            REPORTING
                                    -------- ---------------------------------------------------- --------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            -0-

---------------------- -------------------------------------------------------------------------- --------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   -0-

---------------------- -----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]

---------------------- -----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

---------------------- ----------------------------------------------------------- -----------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- -----------------------------------------------






                                  Page 3 of 9

----------------------------------------------------------------------------------                --------------------------------
CUSIP No.  143436400                                                                    13D
----------------------------------------------------------------------------------                --------------------------------

---------------------- ----------------------------------------------------------- -----------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Leucadia National Corporation
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [_]
                                                                                                                          (b) [x]
---------------------- -----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ---------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- -----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
---------------------- ----------------------------------------------------------- -----------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       New York

----------------------------------- -------- ---------------------------------------------------- --------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   94,622*
              SHARES
                                    -------- ---------------------------------------------------- --------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 -0-
             OWNED BY
                                    -------- ---------------------------------------------------- --------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              94,622*
            REPORTING
                                    -------- ---------------------------------------------------- --------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            -0-

---------------------- -------------------------------------------------------------------------- --------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   94,622*

---------------------- -----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]

---------------------- -----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.8%**

---------------------- ----------------------------------------------------------- -----------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- -----------------------------------------------



           * If the underwriters party to the underwriting agreement, dated August 3, 2004 (the "Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Class A Common Stock, exercise the over-allotment option granted pursuant to the Underwriting Agreement (the "Over-Allotment Option") in full then this amount will be 0 shares. The Over-Allotment Option is exercisable within 30 days after the date of the Underwriting Agreement.

           ** If the underwriters party to the Underwriting Agreement exercise the Over-Allotment Option in full then this percentage will equal 0%.

ITEM 1.    SECURITY AND ISSUER.

           This Amendment No. 2, filed by Leucadia National Corporation ("Leucadia") and its subsidiaries, Leucadia, Inc. ("LI") and Leucadia Investors, Inc. ("LII"), a subsidiary of LI (collectively, "Beneficial Owners"), amends and supplements the Schedule 13D filed by the Beneficial Owners with the Securities and Exchange Commission (the "SEC") on February 11, 2002 (the "Schedule 13D"), relating to the Class A Common Stock, $0.03 par value per share (the "Common Stock"), of Carmike Cinemas, Inc., a Delaware corporation (the "Company"). This Amendment No. 2 represents the final amendment with respect to the Beneficial Owners. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.    PURPOSE OF THE TRANSACTION.

           Item 4 is hereby amended by adding the following at the end thereof:

           On August 3, 2004, Leucadia and LII entered into an Underwriting Agreement (the "Underwriting Agreement") with the Company, the other selling stockholders listed in Schedule II to the Underwriting Agreement (together with Leucadia and LII, the "Selling Stockholders"), Goldman, Sachs & Co. ("Goldman Sachs"), as representative of the several underwriters listed in Schedule I to the Underwriting Agreement and UBS Securities LLC, as Independent Underwriter (collectively, the "Underwriters"). The Underwriting Agreement provides for purchases by the Underwriters from the Selling Stockholders of 4,332,415 shares of Common Stock (collectively, the "Initial Sale"). Of the 4,332,415 shares of Common Stock to be sold by the Selling Stockholders in the Initial Sale, Leucadia has agreed to sell 516,177 shares and LII has agreed to sell 114,903 shares. In addition, pursuant to the Underwriting Agreement, the Selling Stockholders granted the Underwriters an option, exercisable within 30 days after the date of the Underwriting Agreement, to purchase an additional 649,836 shares of Common Stock at the same purchase price per share for the purpose of covering over-allotments (the "Over-Allotment Option"). Of the 649,836 shares of Common Stock to be sold by the Selling Stockholders upon the exercise in full by the Underwriters of the Over-Allotment Option, Leucadia has agreed to sell 94,662 shares. Pursuant to the final prospectus (the "Offering Prospectus") filed by the Company on August 4, 2004 (the "Offering Prospectus Date") pursuant to Rule 424 of the Securities Act of 1933 (as amended, the "Securities Act"), the public offering price in the public offering of Common Stock by the Company is $33.00 per share and the underwriting discount is $1.485 per share. Pursuant to the Underwriting Agreement, the Underwriters agreed to purchase shares of Common Stock in the Initial Sale and upon exercise of the Over-Allotment Option at a price per share of $32.515 (which is net of underwriting discounts and commissions). The Underwriting Agreement contains standard terms and conditions for a public offering including customary representations and warranties and indemnity provisions. The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Underwriting Agreement, a copy of which is filed as Exhibit 4 hereto.

           Pursuant to the Underwriting Agreement, LII has agreed to sell 114,903 shares of Common Stock to the Underwriters upon consummation of the Initial Sale and Leucadia has agreed to sell 610,839 shares of Common Stock to the Underwriters, consisting of (i) 516,177 shares of Common Stock to be sold upon consummation of the Initial Sale and (ii) 94,662 shares of Common Stock to be sold upon exercise in full by the Underwriters of the Over-Allotment Option, in each case, at a price per share of $31.515 (which is net of underwriting discounts and commissions), for an aggregate amount of $22,871,759.13 (which consists of $3,621,168.05 that will be received by LII upon consummation of the Initial Sale and (b) $16,267,318.15 that will be received by Leucadia upon consummation of the Initial Sale and $2,982,012.33 that would be received by Leucadia if the Underwriters exercise the Over-Allotment Option in full). The consummation of the Initial Sale is expected to occur on August 9, 2004 (the "Initial Sale Closing Date") as reported by the Company in the Offering Prospectus.

           The Beneficial Owners may, from time to time, acquire additional shares of the Common Stock (subject to the availability of shares at prices deemed favorable by the Beneficial Owners), dispose of shares of Common Stock (subject to the transfer restrictions contained in the Stockholders Agreement described in Item 6 of the Schedule 13D), engage in discussions with other stockholders or third parties or some combination of the foregoing.

           Although the foregoing represents the possible activities presently contemplated by the Beneficial Owners with respect to the Company and the Common Stock, it should be noted that the possible activities of the Beneficial Owners are subject to change at any time and there is no assurance that the Beneficial Owners will actually undertake any of the foregoing.

           Additional information is included in the response to Item 6 of this
Schedule 13D, which Item is incorporated herein by reference.

           Except as set forth above, the Beneficial Owners have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a) Based on information reported by the Company in the Offering Prospectus, assuming the Initial Sale is consummated on August 9, 2004, there will be 12,152,622 shares of Common Stock outstanding as of the close of business on August 9, 2004 (the "Outstanding Shares") and the Beneficial Owners will beneficially own the following shares of Common Stock:

           (i) As of August 9, 2004, LII will no longer own any shares of Common Stock.

           (ii) As of August 9, 2004, Leucadia will be the direct owner of 94,622 shares of Common Stock representing approximately 0.8% of the Outstanding

Shares; provided, however, that if the Underwriters exercise the Over-Allotment Option in full, then Leucadia will no longer own any shares.

           (b) Item 5(a) and Item 6 of the Schedule 13D are incorporated herein by reference. By virtue of the Stockholders Agreement, the Signing Stockholders may be deemed to be part of a "group" for purposes of Section 13(d) of the Act, whose members collectively hold more than 5% of the Company's Common Stock. Each Beneficial Owner disclaims its membership in such group and disclaims beneficial ownership of any shares of stock held by any Other Signatories attributed to them by reason of the Stockholders Agreement. The filing of this Schedule 13D shall not be construed as an admission that any Beneficial Owner is the beneficial owner of such shares or that the Beneficial Owners and any of such other stockholders constitute such a group or "person" for purposes of Section 13(d)(3) of the Act.

           (c) Except as set forth above, none of the Beneficial Owners, nor to the best of their knowledge, any of their executive officers or directors, has effected any transaction in any securities of the Company during the past 60 days.

           (d) Not applicable.

           (e) On August 9, 2004, upon consummation of the transactions described in Item 4 above, the Beneficial Owners ceased to be the beneficial owners of 5% or more of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Item 6 is hereby amended by adding the following at the end thereof:

           The responses set forth in Item 4 of this Schedule 13D are incorporated herein by reference in their entirety.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           8. Underwriting Agreement, dated August 3, 2004, by and among Carmike Cinemas, Inc., the Selling Stockholders listed in Schedule II thereto and Goldman, Sachs & Co., as representative of the several underwriters listed in
Schedule I thereto (filed as Exhibit 99.18 to Amendment No. 3 to the Schedule 13D of Goldman, Sachs & Co., et al, relating to the Company's Common Stock, filed on August 5, 2004 (the "Goldman, Sachs Schedule 13D").*


-----------------------

* Incorporated herein by reference

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           Dated: November 23, 2004



                                  LEUCADIA NATIONAL CORPORATION

                                  /S/ JOSEPH A. ORLANDO
                                  -----------------------------------------
                                  BY: JOSEPH A. ORLANDO
                                  Title: Vice President


                                  LEUCADIA, INC.

                                  /S/ JOSEPH A. ORLANDO
                                  -----------------------------------------
                                  BY: JOSEPH A. ORLANDO
                                  Title: Vice President


                                  LEUCADIA INVESTORS, INC.

                                  /S/ JOSEPH A. ORLANDO
                                  -----------------------------------------
                                  BY: JOSEPH A. ORLANDO
                                  Title: Vice President

                                  EXHIBIT INDEX

Exhibit No.                      Description                           Page No.
-----------                      -----------                           --------

    8 Underwriting Agreement, dated August 3, 2004, by and among Carmike Cinemas, Inc., the Selling Stockholders listed in Schedule II thereto and Goldman, Sachs & Co., as representative of the several underwriters listed in Schedule I thereto (filed as Exhibit 99.18 to Amendment No. 3 to the Schedule 13D of Goldman, Sachs & Co., et al, relating to the Company's Common Stock, filed on August 5, 2004 (the "Goldman, Sachs Schedule 13D").*





-----------------------

* Incorporated herein by reference